UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File No. 000-49760

(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

       The Company signed a project Agreement with Electro-Petroleum, Inc. on July 13, 2009

SEE EXHIBIT 10.1

On July 16, 2009 MegaWest Energy Corp. issued a press release announcing that it had reached an agreement with Electro-Petroleum, Inc. (“EPI”) to evaluate the testing and potential commercial application of its proprietary Electrically Enhanced Oil Recovery (“EEOR”) technology for recovery of oil from the Clear Creek Area of the Company’s Missouri leases.  MegaWest and EPI will form an Engineering Review Committee to compile, analyze and assess data regarding the feasibility of conducting a Demonstration Project of EEOR.  This work is to be completed by August 14, 2009.  If the parties determine to proceed, an Engineering Committee will plan the Project and organize the execution of same, possibly in Q4 ‘09.  Depending on results from the test, the parties may opt to wind up operations or scale up to Commercial status.

SEE EXHIBIT 99.1

Exhibit Number	Description of Exhibit
10.1	Clear Creek, Missouri Project Agreement
99.1	News Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP

Date: July 16, 2009	By:	/s/ William Thornton
Name: William Thornton
Title: President/Director